As filed with the Securities and Exchange Commission on October 10, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                SCHEDULE 14D-1/A
                                (Amendment No.1)*
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                             ----------------------

                        NATIONAL PICTURE & FRAME COMPANY
                            (Name of Subject Company)

                             ----------------------

                           NPF ACQUISITION CORPORATION
                          a wholly owned subsidiary of
                             NPF HOLDING CORPORATION
                                    (Bidders)

                             ----------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ----------------------
                           637152 10 9 (Common Stock)
                             ----------------------

                      (CUSIP Number of Class of Securities)

                             ----------------------

                                 John T. Herzog
                               James C. Wheat, III
                          Riverfront Plaza, West Tower
                        901 East Byrd Street, Suite 1300
                               Richmond, VA 23219
                            Telephone: (804) 782-3288
            (Names, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                             ----------------------

                                    Copy to:
                            John Owen Gwathmey, Esq..
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219
                            Telephone: (804)788-8700










*Constitutes the final amendment to Schedule 14D-1.

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



CUSIP NO. 637152 10 9
          -----------
                                                   14D-1/A/13D/A

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1.    NAME OF REPORTING PERSONS
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON                                     NPF Acquisition Corporation

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (a)[X[
                                                                                                              (b)[ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS                                                                   BK;AF;WC

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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED                                                          [ ]
      PURSUANT TO ITEMS 2(d) OR 2(f)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                              Delaware

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7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                                  4,849,924*
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8.    CHECK IF THE AGGREGATE AMOUNT IN ROW (7)                                                                   [ ]
      EXCLUDES CERTAIN SHARES
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9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):                                97.5%*

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10.   TYPE OF REPORTING PERSON
                                                                                        CO
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


CUSIP NO. 637152 10 9
          -----------
                                                   14D-1/A/13D/A

--------------------------------------------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS                                                         NPF Holding Corporation
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a)[X]
                                                                                                             (b)[ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS                                                                   WC; OO

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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                               [ ]
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(f)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                              Delaware

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7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                      4,849,924*
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8.    CHECK IF THE AGGREGATE AMUNT IN ROW (7)                                                                   [ ]
      EXCLUDES CERTAIN SHARES
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9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):                                97.5%*

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10.   TYPE OF REPORTING PERSON
                                                                                        CO
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

* As of October 10, 1997, there were (a) 4,972,686 shares (the "Shares") of common stock of National Picture & Frame Company (the "Company") issued and outstanding, and (b) outstanding stock options to purchase an aggregate of 502,967 Shares. NPF Holding Corporation ("Parent") owns 100% of NPF Acquisition Corporation ("Purchaser"), and the Purchaser has accepted for payment approximately 4,765,257 validly tendered Shares and has the right to acquire an additional 84,667 Shares representing in the aggregate 4,849,924 Shares, or 97.5% of the issued and outstanding Shares. Pursuant to the Agreement and Plan of Merger, dated September 4, 1997, by and among the Parent, the Purchaser and the Company, the outstanding stock options to purchase an aggregate of 502,967 Shares will be canceled immediately before the merger of the Purchaser with and into the Company, and each holder thereof, in cancellation and settlement therefor, shall be entitled to payments in cash equal to the difference between the exercise price of such options and $12.00. Any Shares not purchased in the Offer (other than dissenting Shares or Shares held by the Purchaser) will be canceled and become the right to receive $12.00 per Share when the merger of the Purchaser with and into the Company is completed.

                                  TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), which relates to the offer by NPF Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of NPF Holding Corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of National Picture & Frame Company, a Delaware corporation (the "Company"), at a purchase price of $12.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as the same may be amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 1 constitutes the final amendment to the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company

         Item 6 is hereby amended and supplemented by adding thereto the following:

                  On October 10, 1997, the Purchaser accepted for payment a total of approximately 4,765,257 Shares validly tendered and not withdrawn pursuant to the Offer, of which 14,793 Shares were tendered pursuant to notices of guaranteed delivery. Any Shares not purchased in the Offer (other than dissenting shares or Shares held by the Purchaser) will be canceled and will become the right to receive $12.00 net per Share when the Merger of the Purchaser with and into the Company is completed. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered and not withdrawn Shares is attached hereto as Exhibit (a)(8) and is incorporated hereby by reference in its entirety.

Item 10.  Additional Information

         Item 10 is hereby amended and supplemented by adding thereto the following:

                  The Offer terminated at 5:00 p.m., New York City time, on Thursday, October 9, 1997.

Item 11. Material to be Filed as Exhibits

         (a)(8)Press release issued by the Parent on October 10, 1997.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 10, 1997              NPF ACQUISITION CORPORATION



                                     By: /s/ John T. Herzog
                                        ------------------------------
                                                  John T. Herzog
                                                  Vice President

                                     NPF HOLDING CORPORATION



                                     By: /s/ John T. Herzog
                                        ------------------------------
                                                  John T. Herzog
                                                  President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER.                             EXHIBIT NAME
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11(a)(8) - Press release issued by the Parent on October 10, 1997.